Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. Three and six months ended September 30, 2011 and 2010

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Unaudited) (Expressed in thousands of United States dollars, except share amounts)
	September 30, 2011	March 31, 2011
		(Recast - Note 2(a))
Assets
Current assets:
Cash and cash equivalents	$86,031	$148,462
Short-term investments	19,540	31,841
Accounts receivable (note 4)	46,582	15,934
Loan receivable	20,124	14,200
Inventories (note 5)	36,024	16,805
Prepaid expenses	7,406	1,786
Current portion of future income tax assets	6,823	6,084
	222,530	235,112
Long-term investments (note 6)	6,617	5,622
Other assets (note 7)	4,873	1,982
Property, plant and equipment (note 8)	29,869	12,083
Intangible assets (note 9)	36,151	6,859
Future income tax assets	7,090	3,514
Goodwill (note 3)	55,650	8,202

	$362,780	$273,374

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$46,538	$24,765
Current portion of deferred revenue	2,785	2,041
Short-term debt	-	208
Current portion of long-term debt (note 12)	21,237	15,210
Current portion of warranty liability (note 13)	11,820	12,151
	82,380	54,375

Warranty liability (note 13)	9,135	5,884
Long-term debt (note 12)	66,050	10,012
Deferred revenue	7,824	6,932
Future income tax liabilities	8,252	-
Other long-term liabilities	1,351	164
	174,992	77,367
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
48,361,518 (March 31, 2011 - 46,972,304) common shares	457,977	430,608
Other equity instruments	4,362	4,205
Additional paid in capital	4,733	5,141
Accumulated deficit	(316,639)	(284,509)
Accumulated other comprehensive income	14,801	25,641
	165,234	181,086
Joint venture partners’ share of net assets of joint ventures (note 16)	22,554	14,921
	187,788	196,007
Subsequent events (note 19)

	$362,780	$273,374

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (unaudited) (Expressed in thousands of United States dollars, except share and per share amounts)
	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
		(Recast - Note 2(a))		(Recast - Note 2(a))

Product revenue	$72,232	$34,189	$109,394	$53,059
Parts revenue	8,458	6,663	16,162	13,284
Service revenue	351	4,052	351	4,052
	81,041	44,904	125,907	70,395
Cost of revenue and expenses:
Cost of product and parts revenue	55,236	27,082	84,899	43,820
Research and development (notes 14 and 15)	13,887	8,341	25,237	15,088
General and administrative (note 14)	6,912	3,655	13,404	6,176
Sales and marketing (note 14)	7,740	4,710	15,007	8,401
Foreign exchange loss (gain)	(2,011)	183	(1,957)	(383)
Depreciation and amortization	2,683	770	3,536	1,194
Bank charges, interest and other	325	154	752	305
	84,772	44,895	140,878	74,601

Income (Loss) before undernoted	(3,731)	9	(14,971)	(4,206)

Income from investment accounted for by the equity method (note 6)	436	455	881	300
Interest on long-term debt and amortization of discount	(570)	(824)	(1,534)	(1,544)
Interest and other income	420	145	735	439

Loss before income taxes	(3,445)	(215)	(14,889)	(5,011)

Income tax expense:
Current	(7,778)	(3,737)	(11,410)	(5,521)
Future	2,758	316	2,657	290
	(5,020)	(3,421)	(8,753)	(5,231)

Net loss for the period	(8,465)	$(3,636)	$(23,642)	$(10,242)

Net income (loss) attributed to:
Joint venture partners (note 16)	4,697	2,581	$7,633	$4,025
The Company	(13,162)	(6,217)	(31,275)	(14,267)

Loss per share attributable to the Company:
Basic and diluted	$(0.27)	$(0.16)	$(0.66)	$(0.36)

Weighted average common shares outstanding:
Basic and diluted	48,239,201	39,668,516	47,693,533	39,486,072

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Loss (unaudited) (Expressed in thousands of United States dollars)
	Three months ended September 30,		Six month ended September 30,
	2011	2010	2011	2010
		(Recast Note 2(a))		(Recast Note 2(a))

Net loss for the period	$(8,465)	$(3,636)	$(23,642)	$(10,242)
Other comprehensive income (loss):
Cumulative translation adjustment	(11,957)	3,335	(10,840)	(156)
Comprehensive loss	$(20,422)	$(301)	(34,482)	$(10,398)

Comprehensive income (loss) attributable to:
Joint venture partners	4,697	$2,581	$7,633	$4,025
The Company	(25,119)	(2,882)	(42,115)	(14,423)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
Year ended March 31, 2011 and for the six months ended September 30, 2011 (unaudited)

	Common shares	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Joint venture partners’ share of net assets of joint ventures	Total shareholders’ equity

Balance, March 31, 2010 (Recast - Note 2(a))	38,494,475	$293,609	$9,825	$3,998	$(242,367)	$18,227	$13,136	$96,428

Issue of common shares on exercise of stock options	472,414	5,115	-	(1,817)	-	-	-	3,298
Issue of common shares on exercise of performance share units	241,825	3,239	(3,239)	-	-	-	-	-
Issue of common shares on exercise of warrants	858,221	13,853	(4,344)	-	-	-	-	9,509
Cancellation of common shares	(52,131)	(895)	-	-	-	-	-	(895)
Reclassification of fair value of expired warrants	-	-	(2,413)	2,413	-	-	-	-
Stock-based compensation	-	-	4,376	547	-	-	-	4,923
Issue of common shares on public offering	6,957,500	121,756	-	-	-	-	-	121,756
Share issuance costs	-	(6,069)	-	-	-	-	-	(6,069)
Net loss for the period	-	-	-	-	(42,142)	-	7,785	(34,357)
Dividends paid by joint ventures	-	-	-	-	-	-	(6,000)	(6,000)
Other comprehensive income	-	-	-	-	-	7,414	-	7,414

Balance, March 31, 2011 (Recast - Note 2(a))	46,972,304	430,608	4,205	5,141	(284,509)	25,641	14,921	196,007

Issue of common shares on exercise of stock options	165,923	1,893	-	(676)	-	-	-	1,217
Issue of common shares on exercise of performance share units	390,612	3,780	(3,780)	-	-	-	-	-
Issue of common shares to acquire Emer S.p.A	881,860	22,099	-	-	-	-	-	22,099
Cancellation of common shares	(49,181)	(403)	-	-	(855)	-	-	(1,258)
Stock-based compensation	-	-	3,937	268	-	-	-	4,205
Net loss for the period	-	-	-	-	(31,275)	-	7,633	(23,642)
Other comprehensive income	-	-	-	-	-	(10,840)	-	(10,840)

Balance, September 30, 2011 (unaudited)	48,361,518	$457,977	$4,362	$4,733	$(316,639)	$14,801	$22,554	$187,788

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars)
	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
		(Recast - Note 2(a))		(Recast - Note 2(a))

Cash flows from operating activities:
Loss for the period	$(8,465)	$(3,636)	(23,642)	$(10,242)
Items not involving cash:
Depreciation and amortization	2,683	770	3,536	1,194
Stock-based compensation expense	1,993	1,425	4,205	2,057
Future income tax expense	(2,758)	(316)	(2,657)	(290)
Change in deferred lease inducements	(25)	(12)	(39)	(25)
Income from investment accounted for by the equity method	(436)	(455)	(881)	(300)
Accretion of long-term debt	156	496	772	889
Other	76	-	141	(160)
Changes in non-cash operating working capital:
Accounts receivable	(8,044)	582	(10,386)	3,334
Inventories	978	93	(755)	504
Prepaid expenses	(3,598)	(493)	(5,701)	(357)
Accounts payable and accrued liabilities	(8,105)	(2,510)	(6,372)	(8,669)
Deferred revenue	1,296	1,238	1,499	2,666
Warranty liability	2,461	84	2,534	(909)
	(21,788)	(2,734)	(37,746)	(10,308)
Cash flows from investing activities:
Purchase of property and equipment	(3,302)	(558)	(5,076)	(1,141)
Purchase of intangible assets	(18)	-	(18)	-
Sale of short-term investments, net	2,354	7,045	10,787	21,264
Investment in Weichai Westport Inc.	-	(4,316)	-	(4,316)
Purchase of OMVL S.p.A. and Juniper Engines Inc, net of acquired cash	-	(13,016)	-	(13,016)
Purchase of Emer S.p.A., net of acquired cash	(6,534)	-	(6,534)	-
Advances on loan receivable	(4,543)	(2,199)	(6,148)	(3,408)
	(12,043)	(13,044)	(6,989)	(617)
Cash flows from financing activities:
Repayment of demand installment loan	-	-	-	(3,206)
Repayment of long-term debt	(52,103)	(22)	(52,135)	(53)
Repayment on short-term debt	-	-	(221)	-
Repayment on operating lines of credit	(3,115)	-	(3,115)	-
Issuance of subordinated debenture notes	34,345	-	34,345	-
Financing costs	(1,392)	-	(1,392)	-
Shares issued for cash	429	1,699	1,217	12,295
	(21,836)	1,677	(21,301)	9,036
Effect of foreign exchange on cash and cash equivalents	2,804	2,582	3,605	(382)

Decrease in cash and cash equivalents	(52,863)	(11,519)	(62,431)	(2,271)
Cash and cash equivalents, beginning of period	138,894	79,728	148,462	70,480

Cash and cash equivalents, end of period	$86,031	$68,209	86,031	$68,209

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Continued) (Expressed in thousands of United States dollars)
	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
		(Recast - Note 2(a))		(Recast - Note 2(a))

Supplementary information:
Interest paid	$181	$125	$1,161	$832
Taxes paid	5,341	976	10,251	6,866
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	-	34	-
Shares issued on exercise of performance share units	2,006	1,681	3,780	1,681
Cancellation of common shares	-	-	1,258	-
Common shares issued to acquire Emer S.p.A.	22,099	-	22,099	-

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at September 30, 2011, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three and six months ended September 30, 2011 and 2010 and the unaudited consolidated statement of shareholders’ equity for the six months ended September 30, 2011 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), Accounting Standards Codification (“ASU”) 270, Interim Reporting.  Effective April 1, 2011, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP.  The change in generally accepted accounting principles is described in note 2(a).  The Company issued its audited annual consolidated financial statements for the year ended March 31, 2011 in accordance with Canadian GAAP and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in note 24 to those audited annual consolidated financial statements.

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2011 filed with the appropriate securities regulatory authorities.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at September 30, 2011 and for all periods presented, have been made.  The results of operations for the three and six months periods ended September 30, 2011 are not necessarily indicative of the results for the Company’s full year.

The Company’s reporting currency is the United States dollar.  The functional currency of the Company’s operations is the Canadian dollar except for Cummins Westport Inc. (“CWI”), which uses the U.S. dollar as its functional currency, and OMVL S.p.A. (“OMVL”) and Emer S.p.A. (“Emer”), which use the Euro as their functional currency.  The Company translates its consolidated Canadian dollar and Euro functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates.  Shareholders’ equity balances are translated using a weighted average of historical exchange rates.  Revenues and expenses are translated using the average rate for the period.  The period end exchange rate of the Canadian dollar as at September 30, 2011 was $0.95 (March 31, 2011 - $1.03), and the average exchange rates for the three and six months ended September 30, 2011 were $1.02 (2010 - $0.96) and $1.03 (2010 - $0.97), respectively.  The period end exchange rate of the Euro was 1.34 (March 31, 2011 - 1.42), and the average exchange rates for the three and six months ended September 30, 2011 were 1.41 (2010 - 1.29) and 1.43 (2010 - 1.28), respectively.  Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:
	(a)	Changes in generally accepted accounting policies:

The Company historically prepared its consolidated financial statements in accordance with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP.  Effective April 1, 2011, the Company adopted U.S. GAAP as the accounting and reporting framework for its consolidated financial statements.  These unaudited consolidated financial statements, including the related notes, have been prepared in accordance with U.S. GAAP.  All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP.  The adjustments resulted in a decrease in accumulated deficit of $146, a decrease in assets of $12, an increase in liabilities of $130 and a decrease in shareholders’ equity of $142 at April 1, 2011.  The adjustments also resulted in a decrease in net loss of $34 and $70 for the three and six months ended September 30, 2010, respectively.  These differences are summarized in note 24 of our annual consolidated financial statements for the year ended March 31, 2011.

	(b)	Accounting policies adopted during the period:

Fair value measurements and disclosures
In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Fair Value Measurements and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements, and transfers between Levels 1, 2, and 3.  This update was effective for the Company on April 1, 2011.  The adoption of this update increased our disclosure requirements on the fair value of our financial instruments, which is included in note 18.

Intangibles - Goodwill and Other
In December 2010, the FASB issued ASU No. 2010-28, Intangibles - Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists.  This update was effective for the Company on April 1, 2011.  Adoption of this update did not have any impact on the consolidated financial statements.

Business Combinations
In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations.  A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  This update is effective prospectively for acquisitions on or after April 1, 2011 for the Company.   As a result of adopting this update, the additional disclosures required by this update were made in note 3 related to the Company’s acquisition of Emer.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes (continued):
	(b)	Accounting policies adopted during the period (continued):

Multiple-Deliverable Revenue Arrangements
In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements.  The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available.  The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration.  Additional expanded qualitative and quantitative disclosures are also required.  The guidance is effective for the Company prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011.  Adoption of this update did not have any impact on the Company’s consolidated financial statements.

	(c)	New accounting pronouncements:

Fair value measurements
In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments provide clarification and/or additional requirements relating to the following: 1) application of the highest and best use and valuation premise concepts; 2) measurement of the fair value of instruments classified in an entity’s shareholders’ equity; 3) measurement of the fair value of financial instruments that are managed within a portfolio; 4) application of premiums and discounts in a fair value measurement; and 5) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

Comprehensive Income
In June 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have any impact on the Company’s financial position, results of operations or cash flows.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes (continued):
(c) New accounting pronouncements (continued):

Intangibles - Goodwill and other
In September 2011, the FASB provided amendments to the goodwill impairment test.  Previous guidance required entities to test goodwill for impairment by calculating the fair value of a reporting unit and comparing it with its carrying amount (step 1) then measuring the amount of impairment loss if the fair value is less than the carrying amount (step 2).  Under the amendments of this Update, an entity now has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  These amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The Company will be applying this update when performing its annual goodwill impairment test as of January 31, 2012.

3.	Business combinations:

On July 1, 2011, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of Emer, from Venice S.p.A. (the “Seller”). The fair value of the consideration for the acquisition was $39,706 and is still subject to adjustment.  Westport paid cash of $17,607 on closing and issued 881,860 common shares with a value of $22,099 based on the NASDAQ closing price of the Company’s shares on July 1, 2011 of $25.06.

The Company also assumed approximately $77,000 in existing debt of Emer. Post-closing, Westport repaid approximately $36.3 million of the debt, leaving approximately $40,700 in debt on the consolidated balance sheet as of July 1, 2011.

The acquisition was accounted for as a business combination using the purchase method. The results of Emer have been included in the consolidated financial statements of the Company from July 1, 2011.

The Company has engaged an independent third-party to value property and equipment, inventories and intangible assets. The fair value amounts below are preliminary and subject to change. The final fair value amounts may differ materially from the amounts disclosed below.  Any such changes in the determination of the fair value of the assets and liabilities acquired could also result in changes to current and future operating results. Preliminary fair value adjustments include adjustments to inventories, property, plant and equipment, intangible assets and future taxes. The estimated preliminary fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:
Total tangible assets, including cash of $11,073	$79,760
Intangible assets subject to amortization over 5 to 20 years	32,954
Goodwill	51,973
Total assets acquired	164,687
Less: total liabilities assumed	(124,981)
Total net assets acquired	$39,706

Consideration:
Cash	$17,607
Common shares	22,099
$39,706

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

3.	Business combinations (continued):

The foreign exchange rate used to translate Euro denominated net assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.45 based on the July 1, 2011 closing rate.

The Company recognized goodwill associated with the transaction of $51,973. Goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration. Goodwill as at September 30, 2011 was $48,127 reflecting the effect of changes in foreign exchange rates. Goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for Emer of $17,733 and $1,094, respectively, from July 1, 2011 to September 30, 2011. Had the Company acquired Emer at the beginning of the fiscal year April 1, 2011, consolidated pro forma revenue and net loss for the six-month period ended September 30, 2011 would have been $149,149 (2010 - $109,802) and $40,200 (2010 - $5,643), respectively.

The Company incurred acquisition related expenses of $240 and $1,683 during the three and six months ended September 30, 2011, respectively, which have been recorded in general and administrative expenses in the consolidated statement of operations.

4.	Accounts receivable:

	September 30, 2011	March 31, 2011

Customer trade receivable	$33,269	$14,289
Government funding receivable	1,341	1,281
Due from joint venture partner and other receivables	12,753	1,075
Allowance for doubtful accounts	(781)	(711)

	$46,582	$15,934

5.	Inventories:

	September 30, 2011	March 31, 2011

Purchased parts	$18,280	$10,494
Assembled parts	2,285	2,705
Work-in-process	7,992	3,453
Finished goods	7,793	1,349
Obsolescence provision	(326)	(1,196)

	$36,024	$16,805

6.	Long-term investments:

On July 3, 2010, the Company invested $4,300 under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). The Company has a 35% equity interest in WWI.

During the three and six months ended September 30, 2011, the Company recognized income of $443 (2010 - $455) and $888 (2010 - $455), respectively, as income from the WWI investment accounted for by the equity method.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments (continued):

Prior to July 2, 2010, the Company had a 49% interest in Westport Light Duty Inc. (formerly, Juniper Engines Inc.) (“Westport LD”). The Company had determined that Westport LD was a variable interest entity.  However, the Company was not the primary beneficiary and had accounted for its interest in Westport LD using the equity method.  During the period from April 1, 2010 to July 2, 2010, the Company recognized a loss of $155 from this investment.

On July 2, 2010, the Company acquired the remaining 51% interest in Westport LD.  Effective July 2, 2010, the Company has consolidated 100% of the assets, liabilities, revenues and expenses of Westport LD.

On July 1, 2011, the Company acquired 50% interest in Minda-Emer Technologies Ltd (“Minda-Emer”) through its acquisition of Emer.  On the date of acquisition, the interest in Minda-Emer was ascribed a value of $643.  The Company accounts for this investment using the equity method.  During the three and six months ended September 30, 2011, the Company recognized a loss of $7 (2010 - $nil) and $7 (2010 - $nil), respectively.

7.	Other assets:

On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities.  As at September 30, 2011, the Company loaned $1,900 and received 1,427,179 warrants to purchase common shares at $0.10 per share for a period of five years.  The loan bears interest at 12.5% and is payable at the maturity date of October 15, 2012.

Other assets also consist of financing charges incurred on the issuance of subordinated debentures (note 12 (a)).   These financing charges have been deferred and are being amortized into income over the term of the loans using the effective interest rate method.

8.	Property, plant and equipment:
September 30, 2011	Cost	Accumulated amortization	Net book value

Land and buildings	$593	$11	$582
Computer equipment and software	8,123	6,792	1,331
Furniture and fixtures	1,970	1,295	675
Machinery and equipment	45,225	19,969	25,256
Leasehold improvements	10,707	8,682	2,025

	$66,618	$36,749	$29,869

March 31, 2011	Cost	Accumulated amortization	Net book value

Computer equipment and software	$7,839	$7,219	$620
Furniture and fixtures	1,741	1,331	410
Machinery and equipment	29,546	19,401	10,145
Leasehold improvements	10,088	9,180	908

	$49,214	$37,131	$12,083

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

9.	Intangible assets:

September 30, 2011	Cost	Accumulated amortization	Net book value

Trademarks	$20,099	$411	$19,688
Technology	5,829	412	5,417
Customer contracts	11,138	474	10,664
Non-compete agreement	36	7	29
Other intangibles	526	173	353
	$37,628	$1,477	$36,151

March 31, 2011	Cost	Accumulated amortization	Net book value

Trademarks	3,273	125	3,148
Technology	2,059	190	1,869
Customer contracts	1,970	159	1,811
Non-compete agreement	37	6	31

	$7,339	$480	$6,859

10.	Accounts payable and accrued liabilities:

	September 30, 2011	March 31, 2011

Trade accounts payable	$36,802	$18,270
Accrued payroll	3,832	4,852
Accrued interest	794	416
Income taxes payable	3,738	1,087
Other	1,372	140
	$46,538	$24,765

11.	Demand installment loan:

On September 29, 2011, the Company amended its credit facility that increased the maximum borrowings from CDN$20,000 to CDN$30,000.  The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% per annum.  As at September 30, 2011, no amounts were outstanding as a demand installment loan.

As at September 30, 2011, the Company has an outstanding a letter of credit for $10,876 (CDN$11,400) as security for the long-term payable to Societa Italiana Tecnomeccanica La Precisa S.p.A. and Sit International B.V., collectively the “Sellers” of OMVL (note 12 (b)).

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Long-term debt:
	September 30, 2011	March 31, 2011
		(recast - note 2(a))

Unsecured subordinated debentures (a)	$34,345	$15,078
Long-term payable (b)	9,547	9,919
Senior financing (c)	26,501	-
Senior revolving financing (c)	12,103	-
Other bank financing	1,883	-
Capital lease obligation	2,908	225
	87,287	25,222

Current portion	(21,237)	(15,210)

	$66,050	$10,012

(a)
On September 23, 2011, the Company raised $34,345 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis.

The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The debentures are not listed on any stock exchange.

The debentures are redeemable at the option of the Company but cannot be redeemed on or prior to September 22, 2012.  The debentures may be redeemed at a price equal to $1,150 per $1,000 principal amount of the debentures after September 22, 2012 and on or before March 22, 2013.  After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

The Company has paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

On July 3, 2011, the Company repaid the previously outstanding debentures plus accrued interest totaling CDN$15,078.

(b)
On July 2, 2010, the Company acquired OMVL for $25,711.  A portion of the purchase price amounting to $10,184 (€7,600) is payable on the third anniversary of the closing date to the Sellers.  The difference between the carrying value of this liability and the principal amount is accreted to the principal amount using the effective interest rate of 3.72% over the term to maturity.  The amount payable was determined on the acquisition date and the amount payable to the Sellers will be paid in full on maturity and is not subject to any interest payments.  The amount is guaranteed to the Sellers by Banca Intesa S.p.A. with a cross guarantee from the Bank of Montreal.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Long-term debt (continued):

(c)
The senior financing agreement of Emer bears interest at the 6-month Euribor plus 2.5%.  On July 1, 2011, the Company repaid $36,307 of the senior financing immediately upon closing the acquisition of Emer.  The repayment schedule of the remaining senior financing is as follows for the respective years ending on March 31:

2012	$5,456
2013	3,318
2014	3,981
2015	4,361
2016	4,645
2017	4,740
$26,501

The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% and will be repaid through one payment of $12,103 (€9,000) on September 30, 2017.  The revolving financing facility is classified as a current liability in the Company’s consolidated balance sheets.

Throughout the entire term of all financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of September 30, 2011, the Company is in compliance with all covenants under the financing arrangements.

13.	Warranty liability:
A continuity of the warranty liability for the three and six months ended September 30, 2011 and 2010 is as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Balance, beginning of period	$18,127	$19,803	$18,035	$20,950
Warranty claims	(2,815)	(3,723)	(5,900)	(7,431)
Warranty accruals	5,559	4,701	9,199	7,571
Change in warranty estimates	385	(1,014)	16	(1,339)
Impact of foreign exchange	(301)	258	(395)	274
Balance, end of period	$20,955	$20,025	$20,955	$20,025

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans:
	(a)	Share options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan.  A summary of the status of options issued for the six months ended September 30, 2011 and 2010 are presented as follows:

	Six months ended September 30, 2011		Six months ended September 30, 2010
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding, beginning of period	562,014	$8.46	1,051,589	$8.13

Exercised	(165,923)	(7.01)	(406,099)	(7.09)
Cancelled/expired	(8,142)	(4.84)	(11,657)	(28.77)

Outstanding, end of period	387,949	$9.16	633,833	$8.42

Options exercisable, end of period	289,280	$8.18	430,929	$6.96

During the three and six months ended September 30, 2011, the Company recognized $133 (2010 - $136) and $268 (2010 - $272) respectively in stock-based compensation related to stock options.

As at September 30, 2011, $201 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of four years.

The aggregate intrinsic value of outstanding and exercisable stock option awards was $7,858 (CDN$8,237) and $6,129 (CDN$6,424), respectively, at September 30, 2011.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”)  (together, the “Units”) and the amounts accrued are recorded as other equity instruments.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of September 30, 2011 and 2010 are as follows:

	Six months ended September 30, 2011		Six months ended September 30, 2010
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Outstanding, beginning of period	1,377,237	$12.19	1,194,913	$8.56

Granted	269,292	$35.70	406,649	$22.95
Exercised	(390,612)	$9.58	(116,508)	$14.91
Cancelled/expired	-	-	(22,829)	$18.31

Outstanding, end of period	1,255,917	$18.04	1,462,225	$11.90

Units outstanding and exercisable, end of period	276,931	$7.97	158,581	$10.43

	Six months ended September 30, 2011		Six months ended September 30, 2010
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Unvested, beginning of period	835,703	$15.62	1,012,418	$8.16

Granted	269,292	$35.70	406,649	$22.95
Vested	(126,009)	$17.54	(92,594)	$15.35
Cancelled/expired	-	-	(22,829)	$18.31

Unvested, end of period	978,986	$20.89	1,303,644	$12.08

During the three and six months ended September 30, 2011, the Company recognized stock-based compensation expense of $1,860 (2010 - $1,289) and $3,937 (2010 - $1,785), respectively, related to Units that vested during the period.

As at September 30, 2011, $16,194 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

Of the Units granted during the six months ended September 30, 2011, 145,794 Units were subject to market and service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil%; expected stock price volatility - 59.98%; and risk free interest rate - 1.52%.  The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions.  Payout factors are determined based upon the absolute stock price two years after the grant date and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.  One-half of these Units vest after two years and the remainder after three years from the date of the grant.  The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant.  Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s outstanding and exercisable Units is $36,412 (CDN$38,167) and $8,029 (CDN$8,416), respectively, at September 30, 2011. Stock-based compensation associated with the Units and stock options is included in operating expenses for the three and six months ended September 30, 2011 and 2010 as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010

Research and development	$315	$144	$568	$246
General and administrative	978	968	2,238	1,330
Sales and marketing	700	313	1,399	481

	$1,993	$1,425	$4,205	$2,057

15.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three and six months ended September 30, 2011 and 2010, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010

Research and development expenses	14,524	8,675	27,299	$16,068
Program funding	(637)	(334)	(2,062)	(980)

Research and development	$13,887	$8,341	$25,237	$15,088

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

16.	Investment in joint ventures:

	September 30, 2011	March 31, 2011

Cummins Westport Inc. (a)	$22,410	$14,770
BTIC Westport Inc. (b)	144	151

	$22,554	$14,921

(a)	Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins Inc. (“Cummins”) shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity, and the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”.   For the three and six months ended September 30, 2011, the net income from CWI attributable to Cummins was $4,697 (2010 - $2,640) and $7,640 (2010 - $4,157), respectively.

(b)	BTIC Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue, and expenses of BTIC Westport Inc. (“BWI”), a joint venture with Beijing Tianhai Industry Co., Ltd. of China (“BTIC”), since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI, and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures.”  For the three and six months ended September 30, 2011, the net loss from BWI attributable to BTIC was $nil (2010 - $59) and $7 (2010 - $132), respectively.

17.	Segmented information:
The Company’s business operates in three reportable operating segments:

•CWI, which serves the medium- to heavy-duty engine markets.  The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas;

•Westport LD, which designs, produces and sells high-performance alternative fuel engines targeting the global compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) industrial and light-duty automotive market; and

•Other, which includes Westport HD and corporate costs. Westport HD includes the heavy-duty engine markets and currently offers a 15-litre liquefied natural gas (“LNG”) engine for the heavy-duty trucking market. Westport HD is a proprietary development platform engaged in the engineering, design and marketing of natural-gas enabling technology for the heavy-duty diesel engine and truck market.

These corporate reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The Company evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, and interest and other income.  The Company did not record any intersegment sales or transfers for the three and six months ended September 30, 2011 and 2010.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

17.	Segmented information (continued):

	For the three months ended September 30,		For the six months ended September 30,
	2011	2010	2011	2010

Revenue
CWI	$49,152	$30,910	$81,101	$55,168
Westport LD	25,722	8,384	36,589	8,384
Other	6,167	5,610	8,217	6,843

	81,041	44,904	125,907	70,395

Net operating income (loss)
CWI	14,920	8,457	24,254	13,345
Westport LD	(2,520	129	(3,401)	129
Other	(15,134	(7,470)	(33,493)	(16,564)
	(2,734	1,116	(12,640)	(3,090)

Depreciation and amortization
CWI	(25	(16)	(51)	(34)
Westport LD	(2,307	(381)	(2,770)	(381)
Other	(351	(373)	(715)	(779)
	(2,683	(770)	(3,536)	(1,194)

Loss before undernoted	(5,417	346	(16,176)	(4,284)

Other income (expense), net	1,972	(561)	1,287	(727)

Loss before income taxes	$(3,445	$(215)	$(14,889)	$(5,011)

Capital expenditures:
CWI	$-	$42	$-	$178
Westport LD	770	-	1,217	-
Other	2,532	516	3,859	963
	$3,302	$558	$5,076	$1,141

For the three and six months ended September 30, 2011, 59% (2010 - 65%) and 60% (2010 - 64%) of the Company’s revenue was from sales in the Americas, 17% (2010 - 14%) and 17% (2010 - 12%) from sales in Asia and 24% (2010 - 21%) and 23% (2010 - 24%) from sales elsewhere.

As at September 30, 2011, total goodwill of $55,650 (March 31, 2011 - $8,202) was allocated to the Westport LD segment.  As at September 30, 2011, total long-term investments of $6,028 (March 31, 2011 - $5,622) was allocated to the Other segment and $589 (March 31, 2011 - $nil) was allocated to the Westport LD segment.  Total assets are allocated as follows:

	September 30, 2011	March 31, 2011

CWI	$46,689	$41,181
Westport LD	110,199	46,708
Other	205,892	185,485

	$362,780	$273,374

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

17.	Segmented information (continued):
Property, plant and equipment and goodwill information by geographic area:

	September 30, 2011	March 31, 2011

Italy	$75,506	$12,755
Canada	9,199	6,701
United States	756	787
China	27	42
Australia	31	-

	$85,519	$20,285

18.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investments are accounted for using the equity method and the fair value of these investments is not readily determinable with sufficient reliability (note 6).

Other assets include of a note purchased from a private energy company (note 7). It is recorded at the outstanding principal amount plus accrued interest.  Given that the company is private, there is a lack of observable market data.  However, the Company believes that the carrying value of the note approximates its fair value as the interest rate of 12.5% represents a market-based rate that would be demanded for a note with similar terms and conditions.

The Company also received warrants to purchase common shares under the Note and Warrant Purchase Agreement.  As the shares are privately held, there is a lack of observable market data and the fair value of the common shares is not readily determinable.  The Company believes the fair value of the warrants is nominal given the counterparty’s development activities are still at an early stage.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair value of the Company’s short-term debt is not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheet for the subordinated debenture notes (note 12(a)) as at September 30, 2011 approximates its fair value, as these notes were issued shortly before the end of the period and the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for long-term payable (note 12(b) is recorded at amortized cost using the effective interest rate method.  It is being accreted to the gross proceeds of €7,600 that is payable to the Sellers of OMVL on July 2, 2013 at the effective interest rate of 3.65%.  As at September 30, 2011, the fair value of the long-term debt is higher than its carrying value by $229 based on a market interest rate of 2.35%.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

18.	Fair value of financial instruments (continued):

The carrying value reported in the balance sheet for senior financing agreements (note 12(c)) approximates its fair value as at September 30, 2011, as the interest rate on the debt is floating and therefore approximates the market rate of interest.  The Company’s credit spread also has not substantially changed from the 2.5% premium paid on the debt interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 -Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at September 30, 2011, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

19.	Subsequent Events

On October 12, 2011, the Company purchased 100% of Alternative Fuel Vehicle Sweden AB (“AFV”) of Gothenburg, Sweden for approximately $7,600 (SEK 51,000).  The purchase price consists of an amount paid on closing of approximately $3,100 (SEK 21,000) of which $2,100 (SEK 14,300) was paid in cash and $1,000 (SEK 6,700) in shares of Westport’s common stock with the number of shares calculated using a 20-day volume-weighted average price.  Westport also assumed AFV’s existing debt of approximately $1,200 (SEK 8,200) and repaid a $400 (SEK 2,800) shareholder loan to Goteborg Energi.  The total purchase price also includes earn-out payments of $2,800 (SEK 19,000) payable in Westport shares and tied to revenue and production milestones to be achieved no later than December 31, 2014.